2022 ANNUAL INFORMATION FORM
(Fiscal Year Ended March 31, 2022)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Quebec
June 15, 2022    Canada H4T 1G6

TABLE OF CONTENTS

1. CORPORATE STRUCTURE OF CAE.. 3
1.1 Name, Address and Incorporation. 3
1.2 Inter-Corporate Relationships. 3
2. OVERVIEW OF CAE.. 3
2.1 Overview.. 3
2.2 Geographic and Segment Revenues and Locations. 4
2.3 Our Mission. 8
2.4 Our Vision. 8
3. GENERAL DEVELOPMENT OF THE BUSINESS.. 8
3.1 Significant Developments of the Three Most Recent Fiscal Years. 8
4. DESCRIPTION OF THE BUSINESS.. 11
4.1 Our Strategy. 11
4.2 Our operations. 12
4.3 Industry Overview and Trends. 13
4.4 Innovation and Research and Development (R&D) 14
4.5 Production and Services. 16
4.6 Specialized Skills and Knowledge. 17
4.7 Competition. 18
4.8 Components. 18
4.9 Intellectual Property. 18
4.10 Cycles. 19
4.11 Employees. 19
4.12 ESG and Corporate Social Responsibility. 20
4.13 Foreign Exchange. 22
4.14 Reorganizations. 22
5. BUSINESS RISK AND UNCERTAINTY. 22
6. DIVIDENDS AND DISTRIBUTIONS.. 22
6.1 Dividends. 22
6.2 Repurchase and Cancellation of Common Shares. 22
7. DESCRIPTION OF CAPITAL STRUCTURE.. 23
8. MARKET FOR SECURITIES.. 23
8.1 Trading Price and Volume. 23
8.2 Prior Sales. 24
9. DIRECTORS AND EXECUTIVE OFFICERS.. 24
9.1 Name and Occupation. 25
9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions. 31
10. TRANSFER AGENT AND REGISTRAR.. 31
11. AUDIT COMMITTEE.. 32
11.1 Charter 32
11.2 Membership. 32
11.3 Approval of Services. 33
12. INTERESTS OF EXPERTS.. 34
13. ADDITIONAL INFORMATION.. 34
GLOSSARY.. 35
SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS.. 38
SCHEDULE B – AUDIT COMMITTEE CHARTER.. 44

INFORMATION INCORPORATED BY REFERENCE
CAE’s Management’s Discussion and Analysis (MD&A) and our Consolidated Financial Statements for the year ended March 31, 2022, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2022 (Annual Financial Report). The Consolidated Financial Statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The information contained in the MD&A and the Consolidated Financial Statements for the year ended March 31, 2022, and the notes thereto, available on SEDAR at www.sedar.com, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.
Unless otherwise noted, all dollar references in this AIF are expressed in Canadian dollars. In this AIF, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. We also use the other defined terms throughout this AIF which are defined in the Glossary annexed to this AIF.
References to fiscal 2022 or FY2022 refer to the period from April 1, 2021 to March 31, 2022, references to fiscal 2021 or FY2021 refer to the period from April 1, 2020 to March 31, 2021 and references to fiscal 2020 or FY2020 refer to the period from April 1, 2019 to March 31, 2020.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3Harris Technologies Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre), CAE’s access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
Important risks that could cause such differences include, but are not limited to, risks relating to our business and business strategy, such as evolving standards and technology innovation and disruption, our ability to penetrate new markets, estimates of market opportunity, supply chain disruptions, original equipment manufacturer (OEM) leverage and encroachment, subcontractors, diversion of management attention, product integration and program management and execution, research and development (R&D) activities, strategic partnerships and long-term contracts, fixed-price and long-term supply contracts, backlog, customer credit risk, length of sales cycle, seasonality, and our reputation, risks relating to our markets and the international scope of our business, such as the international scope of our business, geopolitical uncertainty, global economic conditions, the military conflict in Ukraine, foreign exchange, and taxation matters, risks relating to our industries and macroeconomic conditions, such as our competitive business environment, constraints within the civil aviation industry, inflation, the continued risk of global health crises, the level and timing of defence spending, business development and awarding of new contracts, and extreme weather conditions and the impact of natural or other disasters (including effects of climate change), legal and regulatory risks, such as ethics and compliance, continued scrutiny regarding environmental, social and governance

(ESG) matters, environmental laws and regulations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, and government audits and investigations, risks relating to information technology, cybersecurity and intellectual property, such as reliance on third-party providers for information technology systems and infrastructure management, data rights and governance, the protection of our intellectual property and brand, and third-party intellectual property, risks relating to talent and labour, such as talent management, key personnel and management, corporate culture, and labour relations, risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures, such as the risk that we will not effectively manage our growth, integration risks, our continued reliance on certain parties and information, and acquisition and integration costs, risks relating to controls and accounting matters, such as the effectiveness of internal controls over financial reporting, estimates used in accounting, impairment risk, and pension plans funding, risks relating to indebtedness and liquidity, such as indebtedness to finance acquisitions and ability to meet debt service requirements, availability of capital, liquidity risk, and interest rate volatility, and risks relating to our common shares and ownership of our securities, such as sales of additional common shares, the market price and volatility of our common shares, returns to shareholders, our foreign private issuer status, and enforceability of civil liabilities against our directors and officers. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in section 9 “Business Risk and Uncertainty” of the MD&A of the financial report for the year ended March 31, 2022 which has been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and is available on CAE's website (www.cae.com). The MD&A has also been filed with the U.S. Securities and Exchange Commission and is available on its website (www.sec.com). Any one or more of the factors described above and elsewhere in this AIF may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition.
Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this AIF are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.
Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this AIF. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this AIF are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this AIF, refer to section 9 “Business Risk and Uncertainty” in CAE’s 2022 MD&A, which section is incorporated into the AIF by this reference. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this AIF and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.
1.CORPORATE STRUCTURE OF CAE
1.1Name, Address and Incorporation
On March 17, 1947 CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.
CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine.
On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., our wholly owned subsidiary.
CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Quebec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.
1.2Inter-Corporate Relationships
The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A.
2.OVERVIEW OF CAE
2.1Overview
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees, in more than 200 sites, and training locations in over 35 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock (TSX / NYSE) exchanges under the symbol CAE.
2.2Geographic and Segment Revenues and Locations
CAE’s consolidated revenue in fiscal 2022 was $3,4 billion and in fiscal 2021 was $3.0 billion, and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%) (based on location of customers)
	FY2022	FY2021		FY2022	FY2021
Civil Aviation	48	47	United States	50	44
Defense and Security	48	41	Europe	14	19
Healthcare	4	12	Asia	14	13
	100	100	Canada	11	15
			United Kingdom	6	5
			Africa and Oceania	3	2
			Rest of Americas	2	2
				100	100
For information on CAE revenues by reportable segment, reference is made to sections 5.1, 5.2 and 5.3 of the Company’s 2022 MD&A, which sections are incorporated by reference into this AIF.
The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF1:

Location	Civil Aviation	Defense and Security	Healthcare
Canada
Cold Lake, Alberta		√
Comox, British Columbia		√
Greenwood, Nova Scotia		√
Halifax, Nova Scotia		√
Montreal, Québec	√	√	√
Moose Jaw, Saskatchewan		√
Ottawa, Ontario		√
Petawawa, Ontario		√
Saint John’s, Newfoundland	√
Toronto, Ontario	√
Trenton, Ontario		√
Vancouver, British Columbia	√
1 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs.

Location	Civil Aviation	Defense and Security	Healthcare
United States
Albuquerque, New Mexico		√
Altus, Oklahoma		√
Arlington, Texas		√
Binghamton, NY		√
Broken Arrow, Oklahoma		√
Chantilly, Virginia		√
Chicopee, Massachusetts		√
China Lake, California		√
Corpus Christi, Texas		√
Dallas/Fort Worth, Texas	√	√
Dothan, Alabama		√
Elmendorf, Alaska		√
Fairborn, Ohio		√
Fort Bragg, North Carolina		√
Fort Rucker, Alabama		√
Goldsboro, North Carolina		√
Grand Forks, North Dakota		√
Hancock, New York		√
Kirtland, New Mexico		√
Knob Noster, Missouri		√
Little Rock, Arkansas		√
MacDill, Florida		√
Mesa, Arizona	√
Minneapolis, Minnesota	√
Moody, Georgia		√
Morristown, New Jersey	√
Offutt, Nebraska		√
Oklahoma City, Oklahoma		√
Orlando, Florida	√	√
Pensacola, Florida		√
Phoenix, Arizona	√
Pueblo, Colorado		√
Sarasota, Florida			√
Seattle, Washington			√
Sherwood, Arkansas		√
Tampa, Florida		√
Tucson, Arizona		√
Tulsa, Oklahoma		√
Warner Robins, Georgia		√
Washington, D.C.		√
Whiting Field, Florida		√
Williamsburg, Virginia		√

Location	Civil Aviation	Defense and Security	Healthcare
United Kingdom
Benson, United Kingdom		√
Burgess Hill, United Kingdom	√	√
Gatwick, United Kingdom	√
Helston, United Kingdom		√
Moray, United Kingdom		√
Oxford, United Kingdom	√
South America
Bogota, Colombia	√		√
Lima, Peru	√
Montevideo, Uruguay	√
Santiago, Chile	√
Sao Paulo, Brazil	√		√
Toluca, Mexico	√
Europe
Amsterdam, Netherlands	√
Antwerp, Belgium	√
Barcelona, Spain	√
Bordeaux, France	√
Bremen, Germany		√
Brussels, Belgium	√
Buchel, Germany		√
Buckeburg, Germany		√
Budapest, Hungary		√	√
Cognac, France		√
Copenhagen, Denmark	√
Den Helder, Netherlands		√
Dublin, Ireland	√
Eindhoven, Netherlands		√
Frankfurt, Germany	√
Geilenkirchen, Germany		√
Istanbul, Turkey	√
Jagel, Germany		√
Krakow, Poland	√
Madrid, Spain	√
Mainz, Germany			√
Manching, Germany		√
Milano, Italy	√
Nordholz, Germany		√
Oslo, Norway	√

Location	Civil Aviation	Defense and Security	Healthcare
Europe
Prague, Czech Republic	√
Reykjavik, Iceland	√
Rome, Italy	√
Sesto Calende, Italy		√
Shannon, Ireland	√
Stockholm, Sweden	√
Stolberg, Germany		√
Veszprem, Hungary			√
Vienna, Austria	√
Warsaw, Poland		√
Asia and Middle East
Abu Dhabi, United Arab Emirates	√	√
Beijing, China	√		√
Bengaluru, India	√	√
Bandar Seri Begawan, Brunei		√	√
Bangkok, Thailand	√
Doha, Qatar	√
Dubai, United Arab Emirates	√	√
Gondia, India	√
Ho Chi Minh, Vietnam	√
Hong Kong, Hong Kong	√
Jakarta, Indonesia	√
Kuala Lumpur, Malaysia	√	√
Manila/Clark, Philippines	√
New Delhi, India	√
Seoul, South Korea	√
Shanghai, China	√
Singapore, Singapore	√	√
Tokyo, Japan	√
Africa and Oceania
Amberley, Australia		√
Auckland, New Zealand	√	√
Brisbane, Australia		√
Homebush, Australia (Sydney)		√
Johannesburg, South Africa	√
Melbourne, Australia	√	√
Nowra Hill, Australia		√
Oakey, Australia		√
Perth, Australia	√
Richmond, Australia		√

2.3Our Mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
2.4Our Vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.GENERAL DEVELOPMENT OF THE BUSINESS
3.1Significant Developments of the Three Most Recent Fiscal Years
Fiscal Year 2022 Highlights
Leadership Changes
–Effective May 3, 2021, Mary Lou Maher was appointed to the Board of Directors of CAE (Board).
–On August 30, 2021, Carter Copeland was appointed Senior Vice President, Global Strategy as a new leadership position and Andrew Arnovitz was appointed to the position of Senior Vice President, Investor Relations and Enterprise Risk Management.
–On October 28, 2021, Pascal Grenier was appointed to the position of Senior Vice President, Civil Flight Services & Global Manufacturing Operations.
–Effective March 30, 2022, Hélène V. Gagnon was appointed to the newly created position of Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement.
–Following the end of fiscal 2022, on April 1, 2022, Patrick M. Shanahan joined the Board.
Business Combinations
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services.
–On June 10, 2021, we acquired GlobalJet Services, a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.
–On July 2, 2021, we acquired L3Harris Technologies Military Training business (L3H MT), which includes Link Simulation & Training, Doss Aviation and AMI for cash consideration of $1,337.7 million Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition expands our position as a platform-agnostic training systems integrator by diversifying its training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.
–On February 28, 2022, we acquired Sabre’s AirCentre airline operations portfolio (AirCentre), a suite of flight crew management and optimization solutions for cash consideration (net of cash acquired) of $498.9 million. The transaction provides us with the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. The acquisition further expands our reach across our broad customer base beyond pilot training and establishes ourselves as a technology leader in the growing market for industry-leading, digitally enabled flight and crew operations solutions.
Other
–In July 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares on a one-for-one basis.
–In July 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million to partially finance the payment for the L3H MT acquisition.
–In July 2021, we were included in the S&P/TSX 60 index, which represents the 60 leading businesses in leading industries in Canada.
–In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026.
–In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next 5 years.
Fiscal Year 2021 Highlights
Leadership Changes
–Effective May 1, 2020, General David G. Perkins, USA (Ret.) joined the Board of Directors of CAE.
–On May 5, 2020, Heidi R. Wood was appointed Executive Vice‐President, Business Development & Growth Initiatives as a new executive leadership position.
–On June 26, 2020, Todd Probert stepped down from his position of Group President, Defense and Security. Heidi R. Wood acted as interim leader.
–Effective August 24, 2020, Daniel Gelston was appointed Group President, Defense & Security, succeeding Heidi R. Wood who acted as interim Group President.
–On September 25, 2020, Rekha Ranganathan stepped down from her position as President of Healthcare.
–Effective September 28, 2020, Heidi R. Wood was appointed to the position of President, Healthcare and continued in her role as Executive Vice President, Business Development and Growth Initiatives.
Business Combinations
–On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC is a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network.
–On December 22, 2020 we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands our reach beyond pilot training and into the market for digitally enabled crew optimization services.
–On January 26, 2021, we acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full-flight simulators and flight training devices, for cash consideration (net of cash acquired) of $49.6 million. This acquisition expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.
Other
–On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and to mitigate the impact on our employees. The measures include temporarily laying off 2,600 of our 10,500 employees and placing another 900 employees on a reduced work week and the suspension of our common share dividend and normal course issuer bid (NCIB). On April 20, 2020, we announced that we had recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program.
–On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provides access to additional liquidity and further strengthens our financial position.
–On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic.
–On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million.
–During the first quarter of fiscal 2021, we recorded non-operational costs of $108.2 million relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic.
–On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. We announced that we expect to record restructuring expenses of approximately $170 million, which has been carried out throughout fiscal 2021 and will continue into fiscal 2022, and to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $124.0 million of restructuring, integration and acquisition costs as at March 31, 2021.
–On November 30, 2020, we completed a public equity offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million. The proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions, disclosed above, and other future potential acquisitions and growth opportunities.
–On March 4, 2021, we completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts from the private placement were held by an escrow agent, in a restricted account, pending the fulfilment or waiver of all outstanding conditions precedent to the closing of the L3H MT acquisition.
–On March 12, 2021, we completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 [US$27.50] per share for gross proceeds of $358.5 million. The proceeds of the equity offering are for financing a portion of the purchase price and related costs of the L3H MT acquisition.
–On March 29, 2021, we acquired a 50% equity interest in Leonardo CAE Advanced Jet Training Srl for cash consideration of $18.7 million. This joint venture will support the operations of the International Flight Training School (IFTS) in Italy, delivering a comprehensive lead-in to fighter training to the Italian Air Force and foreign customers. The joint venture will provide training support services, including full maintenance and operation of the M-346 aircraft and its ground-based training system, as well as operation of IFTS base facilities.
Fiscal Year 2020 Highlights
Leadership Changes

–Effective April 1, 2019, Rekha Ranganathan was appointed President, Healthcare, replacing Robert Amyot.
–On August 14, 2019, Marianne Harrison was appointed to the Board of Directors of CAE.
–On December 31, 2019, Gene Colabatistto, Group President, Defense and Security retired from CAE.
–Effective January 27, 2020, Todd Probert was appointed as Group President, Defense and Security.
Business Combinations
–On April 26, 2019, we acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million. Pelesys is a global leader in the provision of aviation training solutions and courseware.
–On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition expands our cadet training capabilities in Europe.
Other
–In February 2020, we announced the renewal of our NCIB to purchase, for cancellation, up to 5,321,474 of our issued and outstanding common shares over a one-year period ending February 24, 2021.
–On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc., an operator of a wide range of jet, turboprop and piston-powered aircraft simulators and training devices.
–In December 2019, we issued unsecured senior notes of US$100.0 million, maturing in December 2034, and repaid unsecured senior notes amounting to $95.0 million, which matured during the month.
4.DESCRIPTION OF THE BUSINESS
4.1Our Strategy
CAE's eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.
More information about CAE’s strategy can be found in the section 3.4 entitled "Our strategy" of CAE’s 2022 MD&A, which section is incorporated by reference herein.

4.2Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.
Impact of the COVID-19 Pandemic
Two years since the outbreak of the novel coronavirus (SARS-CoV-2/COVID-19), the COVID-19 pandemic continues to affect our business and financial results due to the uncertainty it has caused in the global economy, impacts on the global air transportation environment, air passenger travel and CAE's business. Information about the impact of the COVID-19 pandemic on the operations of CAE in FY2022 can be found in the section entitled "IMPACT OF COVID-19 PANDEMIC" under section 3.5 of CAE’s 2022 MD&A, which section is incorporated by reference herein.
Russian Invasion of Ukraine
In light of Russia’s invasion of Ukraine, CAE announced that it suspended all services and training to Russian airlines, aircraft operators and healthcare distributors. Information about the impact of the Russian Invasion of Ukraine on the operations of CAE in FY2022 can be found in the section entitled "RUSSIAN INVASION OF UKRAINE" under section 3.5 of CAE’s 2022 MD&A, which section is incorporated by reference herein.
Civil Aviation Market
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally enabled crew management, training operations solutions and optimization software.
Information about CAE’s Civil Aviation segment, including market drivers and profitability drivers can be found in the section entitled " CIVIL AVIATION MARKET" under section 3.5 of CAE’s 2022 MD&A, which section is incorporated by reference herein.
Defense and Security Market
We are a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety.
Information about CAE’s Defense and Security segment, including market drivers and profitability drivers can be found in the section entitled “DEFENSE AND SECURITY MARKET" under section 3.5 of CAE’s 2022 MD&A, which section is incorporated by reference herein.
Healthcare Market
We offer healthcare students and clinical professionals integrated education and training solutions, including interventional and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators. Information about CAE’s Healthcare segment, including market drivers can be found in the section entitled "HEALTHCARE MARKET" under section 3.5 of CAE’s 2022 MD&A, which section is incorporated by reference herein.

4.3Industry Overview and Trends
The civil, defence and security and healthcare markets that CAE serves are driven by factors particular to each market. As all of the civil, defence and security and healthcare markets were impacted by the pandemic, we also believe certain trends will arise in greater force post-COVID-19, such as e-learning, remote work, the imperative on safety, and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future needs and we will make use of the current period to further strengthen our technological expertise.
CAE believes the civil market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). A positive RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. As the civil market continues to recover from the impacts of COVID-19, the financial impact from the lower training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to continue to negatively impact the operations and financial performance of the upcoming fiscal year when compared to pre-pandemic levels. However, with the gradual increase of commercial and business traffic, the upcoming fiscal year should show improvements compared to fiscal 2022, but the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume. Other factors influencing Civil include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector. Section 3.5 of CAE’s 2022 MD&A provides more detail regarding the civil market trends and outlook.
CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defense products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. As a result of the COVID-19 pandemic, we have experienced delays in the awarding of new contracts due to reduced bandwidth within government procurement agencies as well as government authorities following directives in their respective countries to shelter‑in‑place and eliminate travel. These delays are continuing to impact order intake2 and, although we were awarded several strategic contracts this fiscal year, we expect the already lengthy defence procurement processes to result in ongoing delays in the awarding of additional contracts until travel bans, access restrictions and quarantine measures can be safely removed and normal customer engagement activities resume, which will affect the rate at which orders can be converted to revenue for the upcoming fiscal year. As well, our Defense business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft. Section 3.5 of CAE’s 2022 MD&A provides more detail regarding the defence market trends and outlook.
CAE believes the healthcare market is influenced by an increased focus on healthcare systems as well as hospitals being increasingly compensated, accredited on patient safety, medical errors, and outcomes. We believe these developments in North America and quality focus in international markets bode well for the need for training solutions. We are also seeing that the regulatory environment is moving towards increased acceptance of simulation-based training approaches vs. the present system of on-the-job learning assisted by seasoned clinicians. As well, CAE believes the introduction of disruptive medical technology will have a bearing on the rate of adoption for simulation-based training solutions. New medical devices and advanced procedures, such as percutaneous heart valves, pacemakers, complex spinal procedures, cardiac assist devices and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Section 3.5 of CAE’s 2022 MD&A provides more detail regarding the healthcare market trends and outlook.
2 Order intake is a non-GAAP measure that represents the expected value of orders we have received:
•For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
•For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
•For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

4.4Innovation and Research and Development (R&D)
Overview
CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions.
As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions to the civil aviation, defence and security and healthcare markets globally. Our full-spectrum solutions are helping deliver more immersive and effective products, services, and solutions and empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest.
Technology leadership and a deep-rooted innovation culture are key fundamentals in the eight pillars of CAE’s growth strategy.
Sectors Technology Trends
The fundamental trends in the aerospace sector coming out of the COVID-19 pandemic remain, the digitalization of operations, the decarbonization of the industry, as well as advancements in future mobility platforms, all of which remained priorities for the industry. New entrants into the logistics and transportation sectors are developing platforms for urban air mobility and are introducing the use of drones for commercial applications, a trend that is contributing to accelerate the development cycles and that is supported by significant investments into this promising sector. Electrical propulsion, hydrogen powered aircraft and sustainable aviation fuels are also on the drafting table of several technology demonstrators and the aerospace sector strategic plans toward decarbonization of flight.
The near-peer threats underscored the importance of defence technology trends such as large operational and training intelligence data sets processed, integrated, and made available for use in real-time. Common operating views amongst the five domains (Air, Sea, Land, Space, and Cyber) are being integrated across large scale interoperable training systems. Digital twins in an immersive synthetic world are being assembled to bridge the boundaries between real-time operations, intelligence, training, and planning. Addressing the pilot shortage and pilot training cycles continue to be a priority given the challenges of the complex fifth-generation fighter platforms.
Technology trends in healthcare delivery worldwide continue to be impacted by the COVID-19 pandemic. Mainstream telehealth services are now commonplace in the healthcare industry, a trend which came out of pandemic isolation requirements. We are also witnessing increased use of big data technologies to help alleviate healthcare labour shortages and assist with the upskilling and re-skilling of the workforce.
Innovation and R&D Programs
CAE has a long history of conducting large-scale R&D Programs in the field of modeling and simulation for aerospace and healthcare training services and products. CAE consistently ranks among the top 20 Canadian companies for investments in R&D. We continue to focus significant resources in areas such as data analytics, artificial intelligence, and more – all aimed at digital immersion that will help our customers achieve their best performance.
CAE continues to invest in innovation following the FY2019 announcement that it would invest $1 billion over five years to stay at the forefront of the global training industry. CAE is constantly strengthening its products and services by leveraging digital technologies, ranging from big data to artificial intelligence, cloud-computing, cybersecurity and augmented/virtual reality. CAE is developing next-generation training technologies for aviation, defence & security, and healthcare, while making use of its extensive training network and data ecosystem. CAE maintains strong partnerships with the innovation ecosystem including OEMs, Small/Medium Enterprises, and collaboration partners, such as Universities, Colleges and Research centers that continue to contribute to CAE’s success.
CAE continues to work on an innovation-intensive program launched in 2020 to accelerate the development of leading simulation products and technologies in our Healthcare portfolio. We are developing new patient simulators and new modules for interventional simulators and enhancing the breadth of pathologies and medical conditions our products support to meet the needs of our customers. We are also injecting new technologies in our existing platforms to ensure that healthcare professionals have access to world-class simulation-based training.
In March 2021, CAE has also launched a collaborative R&D project for the development of the “Aircraft for the digital and sustainable mobility of tomorrow.” As part of this initiative, CAE and its partners will be accelerating the technology development, the digital transformation, and knowledge for the advancement of future aircraft technologies, such as electric aircraft, hybrid propulsion, as well as advancing the development of associated infrastructures and services.
In July 2021, CAE launched a major five-year R&D investment program that will reinforce CAE’s position as a global technology leader, create high-value jobs and collaborations and contribute to a greener, safer and more inclusive world. We are investing $1 billion in a transformation project to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and artificial intelligence in civil aviation, defence and security, and healthcare. As part of this project, CAE is developing dedicated end-to-end technology, operational support and training solutions tailored for Advanced Air Mobility (AAM), as well as green light aircraft technologies. We are also partnering with Governments of Canada and Quebec to open up these new markets for CAE, Canada and Quebec. CAE will collaborate and co-develop technology solutions with small and medium companies and work with post-secondary institutions, research centres and STEM institutions to create Work Integrated Learning opportunities for students as well as scholarship positions.
Selected Innovation Highlights Across CAE’s Business Segments
Artificial intelligence and big data for and from training services delivered by CAE remain high priority strategic transformation themes in the CAE R&D technology roadmap. The development of artificial intelligence algorithms from the data generated during the pilot’s training journey is at the center of future aviation training marked by a paradigm shift towards data driven evidence and insights. The CAE Rise™ family of software products have been augmented with new AI algorithms providing deeper training assessment insights to flight instructors and training managers. CAE is shaping the future of training through innovations introduced with CAE Rise™ allowing to improve training quality, objectivity and efficiency through the integration of untapped data-driven insights into the training journey of aviation professionals.
CAE’s digital transformation, which started in FY2019, has continued at an accelerated pace with a clear strategic focus to achieve its major digital transformation objectives across CAE’s businesses. CAE AirsideTM, a new digital platform and online community for pilots which was developed and introduced during the COVID-19 pandemic continues to grow and achieve its design objectives of providing career and training tools to support pilots throughout their professional career.
Strong demand from the emerging eVTOL (Electric Vertical Takeoff and Landing) market for simulation technologies has materialized in new products and services in CAE’s R&D roadmap. CAE’s legacy of augmented engineering environment products and services used on prototype aircraft development programs like the A220 is landing new service offerings to the eVTOL emerging from OEMs. CAE technology solutions coupled with its impressive aerospace engineering expertise enables eVTOL OEMs to accelerate their development lifecycle, minimize their risks, and leverage CAE’s world leading and proven pilot training solutions.
CAE’s synthetic immersive world technologies continue to be part of our leading position in this domain in the defence and security global market. Along the changing fundamentals described above, CAE is transforming its synthetic immersive world solutions with cloud-based gaming engines software stack solutions. The cloud infrastructure technologies and the mainstream game engine software stack solutions have pushed the boundaries of the scale and size of synthetic immersive worlds to an unpreceded level. This technology pivot is significantly increasing the level and ease of interoperability between training sites and devices in operation.
CAE has continued the development of the new industry leading 3D MR e-series visual display solution. The MR e-series is a turnkey complete visual system designed specifically for military fighter and fast-jet training. It is a 360-degree back-projection dome display equipped with laser projectors and the latest generation of CAE Medallion image generators with 3-dimensional rendering capabilities.

In FY2022, CAE continued the development of the CAE TRAX Academy solution, which is an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training which leverages the CAE Sprint Virtual Reality (VR) trainer powered by state-of-the-art mixed reality technologies. This training system is designed to enable self-paced learning in an immersive, high-fidelity virtual environment. The fundamentals of this training system continue to be leveraged in the emerging eVTOL training market yielding synergies and efficiencies in development and engineering activities.
Innovation Across CAE’s Operations
In FY2022, CAE continued major transformation projects to strengthen CAE’s position as a high-tech company and introduce processes for our Company to emerge out of the COVID-19 pandemic stronger than before as we prepare for the future. We are pursuing several projects under a transversal umbrella initiative with the goal of improving our operating model, optimizing our real estate services, further digitalizing our processes, and ultimately generating significant and recurring economies of scale for CAE. CAE has introduced leading technologies into our processes and operations which includes the digitalization and optimization of our manufacturing, sourcing activities, and related IT infrastructure. CAE and its project partners are collaborating to develop capabilities to reduce production cycle times, minimize inventory, and improve product time-to-market.
4.5Production and Services
CAE provides comprehensive solutions involving products and services to equip people in critical roles with the expertise and solutions to create a safer world. As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions.
Production
CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Arlington, Tampa, Tucson and Sarasota in the U.S.; and Stolberg, Germany.
Most of our manufacturing and integration activities for Civil and Defense are conducted at CAE’s facilities in Montreal, with some integration and update related work also being conducted at the Tampa, Arlington, Tucson and Stolberg sites. The Arlington, Tampa and Tucson facilities conduct military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts. Following the L3H MT acquisition, the operation teams focused on the integration of the Arlington and Tucson sites delivering on the committed synergies. Specific project teams were put in place to identify synergy opportunities, best practices sharing and review manufacturing capabilities.
The primary manufacturing and integration activities for Healthcare products are conducted at CAE’s facilities in Sarasota.
Investments such as manufacturing automation equipment, supply chain logistics tools and artificial intelligence continue to improve CAE’s manufacturing efficiency and agility as well as to augmenting the accuracy of supply chain decision making.
Services
CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has over 200 sites and training locations in over 35 countries.
These locations include type rating training organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defense training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres.

CAE provides a range of technical support services to Civil and Defense simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Defense and Civil upgrade services are not restricted to CAE products as CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed full flight simulators while providing valuable insights into customer training needs.
With the acquisitions of Merlot, RB Group and AirCentre completed in FY2021 and FY2022, CAE now also provides robust end-to-end flight operations and optimization software solutions, helping airlines and business aviation operators make optimal data-driven decisions across their entire flight operations.
In Defense, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 145 sites around the world.
CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, cybersecurity, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.
4.6Specialized Skills and Knowledge
CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors, and other flight training experts. As an industry leader, CAE is able to train its staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering talent is critical to CAE’s innovation capability, CAE has an engineering career framework to develop the talent pipeline within the CAE engineering community.
Flight instructors are CAE’s second-largest employee group after engineers and the Company’s face in front of customers. They are also key to ensuring we maintain our position as the industry’s gold standard in training. We have implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Our strategy was developed to recruit, develop and retain the best instructors and includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative will also help us build the right HR infrastructure around instructors and give them the tools they need to excel.
To optimize training leadership, CAE is investing in certain key areas:

–Enhancing instructor performance - as a result, CAE is strengthening the instructor support infrastructure, including new functions, processes and technical support tools;
–Enhancing course offering by investing in courseware development and training delivery support tools;
–Training service innovation - CAE is continuing to invest in R&D to innovate the training service offering and is leveraging on its engineering organization and capabilities to support strategic training solutions;
–Upskilling and reskilling of its workforce especially as emerging and disruptive technologies are adopted and implemented in CAE’s processes, products, and services; and
Creating relevant and meaningful work-integrated learning opportunities in support of future generations and CAE’s future talent and workforce
4.7Competition
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. Section 9.3 of CAE’s 2022 MD&A contains more information regarding competition as a risk factor for CAE.
4.8Components
CAE deals with a variety of goods and services suppliers across our business segments. We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. The COVID-19 pandemic and widening geopolitical fractures intensified global supply chain imbalances. Furthermore, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical electrical components and products and commodities, commodity-based products have also intensified. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations.
Global supply chain disruptions of electronics, computer chip and specialized components have been managed strategically with a focused diligence. This continuous governance process with new logistics parameters on inventory and product consolidation has protected CAE delivery skyline through the global disruptions and is enabling us to secure future delivery schedules.
Special sourcing strategies to protect the supply chain from the disruption from the COVID-19 pandemic continue to be implemented (protected inventory, alternate 2d source, supplier audit on COVID mitigation plans).
Please refer to Section 9.1 of CAE’s 2022 MD&A for more detail regarding supply chain disruptions, OEM leverage and encroachment, Subcontractors and Third-party intellectual property as risk factors for CAE.
4.9Intellectual Property
CAE relies, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect its proprietary rights. CAE owns a comprehensive patent portfolio and continues to file new patent applications. The patent portfolio has grown from 192 active patents and 156 pending applications to 255 active patents and 124 pending applications reflecting the continuous high-tech innovation at the core of CAE.
CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.
Given CAE’s history of success in the field of aviation simulation and training, CAE believes that the CAE brand and some of our trademarked products and services have significant value in the markets we address. As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset.
Please refer to Section 9.5 of CAE’s 2022 MD&A for more detail regarding risks relating to information technology, cybersecurity and intellectual property.
4.10Cycles
In Defense, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes.
The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.
Healthcare is subject to the irregular timing of orders by hospitals, universities, government entities and defence forces.
In addition to all the above, business risks relating to our business and business strategy, our markets and the international scope of our business and our industries and macroeconomic conditions, as detailed in Section 9 of CAE’s 2022 MD&A, each add their own elements of uncertainty pertaining to the Company’s business cycles.
4.11Employees
To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce.
CAE employs over 13,000 employees; of these, approximately 2,300 are unionized and covered by 54 different collective agreements as of March 31, 2022. These differing collective bargaining agreements have various expiration dates. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.
CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Talent and Leadership Review Process, a focus on Diversity, Equity and Inclusion and the assessment and related development plans for current and future leaders and an overall commitment to employees’ physical and mental well-being. The Company invests in its employees through technical and leadership training, as well as project assignments and developmental career moves focused on supporting the employees overall work experience and career growth.
Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups.
Please refer to Section 9.6 of CAE’s 2022 MD&A for more detail regarding risks relating to talent and labour as risk factors for CAE.

4.12ESG and Corporate Social Responsibility
At CAE, corporate social responsibility (CSR) is integral to who we are as a company and how we make a difference in the world. CSR is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Annual Activity and CSR Report, including the underlying sustainability roadmap, objectives and performance data.
CAE’s noble purpose, making the world safer, has never been more relevant than over the last year with the lingering consequences of the pandemic and the Ukraine crisis. It captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, supporting peace and, democracy with allied forces preparedness, and making healthcare safer are all rooted in the principles of CSR.
Over fiscal year 2022, many of our initiatives had a significant social impact. Amongst those initiatives:
–This year marks the end of our five-year initial CSR roadmap. Since 2018, we made strong progress on our CSR pillars: People and safety, Ethics and Integrity, Innovation and Customer Experience and Community and Environment and progressed against our targets. In FY2022, we conducted an Environment Social Governance (ESG)-materiality exercise with more than 3,600 internal and external stakeholders. They prioritized 17 material ESG topics in terms of importance to CAE’s strategy. The survey also included four likert-scale questions about CAE’s mission, products and services, post-COVID response and social impact. Equipped with this new matrix, we will revisit our CSR pillars and develop a multi-year ESG strategy roadmap with precise targets to measure and report progress of our initiatives.
–To accelerate even further the deployment of our ESG strategy roadmap and as Environment, Social and Governance factors are increasingly important in today’s market, this year we appointed a Chief Sustainability Officer. She will lead CAE’s ESG strategy and agenda, sustainability, environment and social impact including diversity, equity and inclusion. Three dedicated teams now directly report to her: the newly created ESG strategy and reporting group, Global Environment and Climate Change and the team who develops and executes government funding programs and manages the collaboration with Higher Education institutions. In addition, as our focus on DE&I remains fundamental to CAE’s values, we also appointed a Chief Diversity, Equity and Inclusion Officer reporting directly to our Senior Vice-President Global Human Resources and indirectly to the Chief Sustainability Officer. This new organization demonstrates our commitment to bring ESG performance to the next level and to strengthen its connexion with CAE’s corporate strategy. To further align our business and our leaders around our ESG efforts, we have deployed individual ESG criteria in the compensation schemes of the members of the Executive Management Committee in addition to one collective ESG target on Diversity, Equity and Inclusion.
–As the effects of the COVID-19 pandemic continued to linger over the last year, we led the Industry for Vaccination coalition that led the Quebec government to accept private sector support to undertake COVID-19 vaccination. CAE’s own COVID-19 Vaccination Centre, located at CAE’s headquarters in the St-Laurent borough, was the first workplace hub of its kind to start operations in the Province of Quebec on April 26, 2021. It administered close to 33,000 vaccine doses in the four months it operated.
–When the war in Ukraine broke out, CAE took immediate action. We suspended our services and training to Russian airlines and operators as an expression of support to the Ukrainian people. In February, we launched our fundraising campaign for the Red Cross to support its humanitarian aid operations for refugees fleeing Ukraine. The whole CAE community including its employees raised more than $258,000 for humanitarian relief operations in Ukraine. Furthermore, in March 2022, we joined 50 Quebec companies to sponsor up to 1,000 Ukrainian affected by the war to come to Canada with their families, offering them job opportunities and support as part of the Canada-Ukraine authorization initiative.
–This year, CAE developed and issued its formal Code of Conduct to its suppliers and contractors worldwide to reinforce the ESG impact across its value chain. As an industry leader with a strong focus on ESG, CAE mobilizes its suppliers to take action to manage their own impact on society and environment. Our new Supplier Code of Conduct addresses a large range of ESG matters such as ethical and business compliance standards, respect of human rights, environment and risk management. It is now embedded in our terms and conditions with our suppliers and contractors.

–As Climate Change resilience continues to be one of our top priorities, we have maintained our carbon neutrality since 2020. In FY2022, we have made a significant progress with all CAE sites 100% sourced with renewable energy or covered by Renewable Energy Certificates (RECs). We continue to make significant progress on decarbonization with the below priorities
◦The reduction of our buildings’ GHG emissions
◦The development of the electric aircraft.
◦Product upgrades for greener simulators
The Climate Change Committee (CCC) has also completed the Climate Change risk assessment exercise on a sample of six strategic sites that are representative of CAE’s range of activities and geographical footprint. The results will be reported under the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).
We continue to support our customers in mitigating their own carbon footprint:
◦It is estimated that more than five million tons of CO2e emissions were avoided (associated with the combustion of aviation fuel) on an annual basis through the substitution of real flight training with full-flight simulators in CAE Civil training centers.
◦In March 2022, we completed the acquisition of AirCentre: we will now offer our customers a software that will enable them to optimize their flight plans to reduce their carbon footprint associated to the combustion of aviation fuel. One year from now, we will be able to quantify the avoided emissions for our customers based on our software.
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of ESG factors are translated in its policies and codes, including the following policies available on CAE’s website:
–Anti-Corruption Policy;
–Code of Business Conduct;
–Supplier Code of Conduct;
–Conflicts Mineral Policy;
–Charitable Donations and Sponsorships Policy;
–Diversity and Inclusion Policy;
–Environment, Health and Safety Policy;
–Gifts, Entertainment and Business Courtesies Policy;
–Human Rights Policy;
–Lobbying and Political Contributions Policy; and
–Internal Reporting/Whistleblowing Policy.
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Carbon Disclosure Project (CDP) and we provide Taskforce on Climate-related Financial Disclosures reporting in our Annual Activity and CSR report. As the regulators further advance potential disclosure requirements, we are preparing for climate change risks financial reporting. In FY2022, we reported to the Sustainability Accounting Standards Board (SASB standards) for the Aerospace & Defence and Professional & Commercial Services industries for the second time. CAE abides by the principles of the United Nations Global Compact. We continue to report on the United Nations Sustainable Development Goals (SDGs), on the five goals to which our corporate strategy and business model are most aligned. We intend to continue the process of integrating the SDGs and to report on our progress accordingly.
Information about CAE’s CSR pillars and initiatives can be found in our Annual activity and corporate social responsibility report available online at https://www.cae.com/social-responsibility/.
4.13Foreign Exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in the rest of the world. Sections 7.3 and 9.2 of CAE’s 2022 MD&A contain more information regarding foreign currency as a risk factor for CAE.

4.14Reorganizations
In fiscal 2021, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, $117.1 million of restructuring expenses were incurred and reported during fiscal 2021 and $54.7 million were incurred in fiscal 2022. These expenses consist mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and fiscal 2022.
Please refer to Section 4.3 of CAE’s 2022 MD&A for more information on Restructuring, integration and acquisition costs.
5. BUSINESS RISK AND UNCERTAINTY
For a description of risk factors associated with CAE and its business, refer to section 9 “Business Risk and Uncertainty” in CAE’s 2022 MD&A, which section is incorporated into the AIF by this reference.
6.DIVIDENDS AND DISTRIBUTIONS
6.1Dividends
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE paid a dividend of $0.10 per share in the first quarter and $0.11 per share in the second, third and fourth quarter of fiscal 2020. CAE did not declare nor pay any dividend in fiscal 2021 and fiscal 2022.
CAE’s Dividend Reinvestment Plan provides that Canadian and U.K. resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. During fiscal 2020, 2021 and 2022, CAE issued 109,076, 0, and 0 common shares, respectively, as stock dividends.
6.2Repurchase and Cancellation of Common Shares
As part of our COVID-19 pandemic mitigation measures in April 2020, share repurchases under the Company’s NCIB program were suspended. The NCIB has since expired and has not been renewed.
As such, in fiscal 2021 and fiscal 2022, no common shares were repurchased and cancelled under the NCIB. In fiscal 2020, 1,493,331 common shares were repurchased at a weighted average price of $33.22 per share and cancelled, for a total consideration of $49.6 million.

7.DESCRIPTION OF CAPITAL STRUCTURE
Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.
Each common share entitles the holder thereof to dividends if, as and when declared by our Board, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.
As at the close of business on March 31, 2022 and June 14, 2022 respectively, 317,024,123 and 317,213,587 common shares were issued and outstanding. There are no preferred shares issued and outstanding.
8.MARKET FOR SECURITIES
The outstanding common shares of CAE are listed and posted for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol CAE.
8.1Trading Price and Volume

CAE Inc. TSX Share Price Information - FY2022
Month	Min.	Max.	Total Volume
April-21	$36.17	$39.07	10,991,457
May-21	$35.41	$38.24	8,450,467
June-21	$36.70	$39.08	9,861,763
July-21	$34.70	$39.01	23,962,782
August-21	$34.38	$39.70	12,422,567
September-21	$36.20	$38.70	16,949,386
October-21	$36.56	$38.79	10,498,205
November-21	$30.70	$42.36	20,898,849
December-21	$26.82	$32.75	17,037,218
January-22	$30.27	$33.50	10,754,890
February-22	$31.27	$33.96	13,312,890
March-22	$29.92	$35.03	20,410,418

CAE Inc. NYSE Share Price Information - FY2022
Month	Min. (USD)	Max. (USD)	Total Volume
April-21	$28.83	$31.61	6,957,431
May-21	$29.40	$31.38	5,505,070
June-21	$30.45	$31.85	6,523,109
July-21	$27.26	$31.39	7,660,305
August-21	$26.81	$31.69	5,201,084
September-21	$28.26	$30.78	4,482,803
October-21	$29.05	$31.31	3,744,550
November-21	$24.07	$34.05	6,794,044
December-21	$23.20	$25.51	7,995,234
January-22	$23.76	$26.96	5,104,055
February-22	$24.55	$26.76	6,423,990
March-22	$23.35	$27.74	8,407,936

8.2Prior Sales
For the 12-month period ending March 31, 2022, the Company has issued common shares and securities convertible into, or exercisable or exchangeable for, common shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
March 31, 2021 – March 31,2022	Common Shares	Exercise of options	1,268,660	$21.37 (weighted average price)
March 31, 2021 – March 31,2022	Stock options	Grant of options	685,977	$36.79 (weighted average price)
July 2, 2021	Common Shares issuable pursuant to Subscription Receipts	Private Placements with Caisse de dépôt et placement du Quebec and GIC Private Limited	22,400,000	$31.25
9.DIRECTORS AND EXECUTIVE OFFICERS
The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Executive Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.

More information concerning the nominees proposed for election as CAE’s Directors may be found in the Management Proxy Circular dated June 15, 2022, in connection with our Annual Meeting of Shareholders to be held on August 10, 2022 (Meeting). All current members of the Board (except for Mr. Manley) are nominees for election at the Meeting and two additional individuals are nominees for election at the Meeting. Patrick M. Shanahan was appointed as a Director of CAE by the Board on April 1, 2022.
In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the monitoring of the corporate governance system; (iv) the integrity of internal controls and management information systems; (v) CAE’s compliance with legal and regulatory requirements; (vi) management development and succession planning; (vii) appointment and compensation of senior officers and the compensation and benefit policies; (viii) health, safety, environment and corporate social responsibility matters; (ix) business development initiatives; (x) the communications policies and activities, including shareholder communications; and (xi) the performance of the President and Chief Executive Officer.
The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.
9.1Name and Occupation
CURRENT DIRECTORS

Name and Place of Residence, and Year First Became a Director	Principal Occupation
MARGARET S. (PEG) BILLSON New Mexico, USA (2015)
Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.

THE HONOURABLE MICHAEL M. FORTIER, P.C. Quebec, Canada (2010)

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.

Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).

Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period. Mr. Fortier holds a bachelor’s degree in Law from the University of Laval and has been a member of the Barreau du Québec since 1985.

Mr. Fortier is Chair of the Human Resources Committee.

MARIANNE HARRISON Massachusetts, U.S. (2019)

Ms. Harrison is President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also is a member of Manulife’s Executive Leadership Team. Before taking on her current role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Marianne had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there; before that she worked for PwC. Ms. Harrison also serves on the boards of directors of the Boston Medical Center and Massachusetts Competitive Partnership.

Ms. Harrison graduated from the University of Western Ontario with a B.A. in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Ms. Harrison is the Chair of the Audit Committee and a member of the Governance Committee.

ALAN N. MACGIBBON, CPA, CA Ontario, Canada (2015)

Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP Canada (2004 – 2012) and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in Business Administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Mr. MacGibbon is currently a member of the Audit and Human Resources Committees. Following the Meeting, Mr. MacGibbon will occupy the position of Chair of the Board of Directors. As a Chair of the Board, Mr. MacGibbon will attend all Committee meetings.

MARY LOU MAHER Ontario, Canada (2021)
Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher has held various executive and governance roles at KPMG, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher created KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion.
Ms. Maher is a member of the World Economic Forum focused on Human Rights - the business perspective, the Alzheimer's Society of Toronto, and has served on other not-for-profit boards including as Chair of Women's College Hospital and member of the CPA Ontario Council.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.
Ms. Maher is a member of the Audit and Human Resource Committees.

THE HONOURABLE JOHN P. MANLEY, P.C., O.C. Ontario, Canada (2008)

Mr. Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He was President and Chief Executive Officer of the Business Council of Canada (not-for-profit) from 2010 to 2018. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

 Mr. Manley is currently Chair of the Board of Directors and will be stepping down at the conclusion of the Meeting.

FRANÇOIS OLIVIER Quebec, Canada (2017)

Mr. Olivier is a corporate director. He recently retired from Transcontinental Inc. in December 2021, where he was President and Chief Executive Officer since 2008. After joining the Printing Sector of TC Transcontinental in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, TC Transcontinental has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining TC Transcontinental, Mr. Olivier worked as General Manager of Canada Packers.

Mr. Olivier also serves as a governor of Portage, a Canadian non-profit organization helping people suffering from substance-abuse related problems overcome their dependencies. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Mr. Olivier is a member of the Audit and Governance Committees.

MARC PARENT, C.M. Quebec, Canada (2008)

Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Quebec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license. In November 2020, Mr. Parent became a Member of the Order of Canada, and in 2021 was inducted into Canada’s Aviation Hall of Fame for his longstanding commitment to the growth and development of Canadian aerospace. In 2022, Mr. Parent was honoured with the Living Legends of Aviation’s Industry Leader of the Year Award for his significant contributions to the aviation industry.

GENERAL DAVID G. PERKINS, USA (RET.) New Hampshire, U.S. (2020)

Gen. Perkins, USA (Ret.) served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.

General Perkins is a member of the Audit and Human Resource Committees.

MICHAEL E. ROACH Quebec, Canada (2017)

An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He continues to serve as a member of CGI’s board of directors. Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Mr. Roach is a member of the Audit and Governance Committees.

PATRICK M. SHANAHAN Washington, U.S. (2022)

Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense. He also served as U.S. Acting Secretary of Defense (2019). After joining the Department of Defense, Mr. Shanahan helped lead the development of several key Department of Defense policies and strategies. Mr. Shanahan previously served as the Senior Vice President, Supply Chain & Operations at The Boeing Company. He previously worked as senior vice president of Commercial Airplane Programs, managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites; as vice president and general manager of the 787 Dreamliner, leading the program during a critical development period; as vice president and general manager of Boeing Missile Defense Systems, overseeing the Ground-based Midcourse Defense system, Airborne Laser and Advanced Tactical Laser; and as vice president and general manager of Boeing Rotorcraft Systems, overseeing the Apache, Chinook and Osprey. Mr. Shanahan spent over three decades with The Boeing Company.

Mr. Shanahan is a National Academy of Engineering Member, Royal Aeronautical Society Fellow, Society of Manufacturing Engineers Fellow and American Institute of Aeronautics and Astronautics Associate Fellow. He served as a regent at the University of Washington for over five years.

Mr. Shanahan holds a Bachelor of Science degree in mechanical engineering from the University of Washington and two advanced degrees from the Massachusetts Institute of Technology.

Mr. Shanahan is a member of the Audit Committee.

ANDREW J. STEVENS Gloucestershire, UK (2013)

Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an honorary Doctor of Science in 2013 from Aston University.

Mr. Stevens is a member of the Governance and Human Resources Committees.

EXECUTIVE OFFICERS
In addition to Marc Parent, President and CEO, the other Executive Officers of the Company are:

Name and Place of Residence	Position Held Within the Company
ANDREW ARNOVITZ Quebec, Canada	Senior Vice President, Investor Relations and Enterprise Risk Management since August 30, 2021, with CAE since 2001; formerly Senior Vice President, Strategy and Investor Relations.
SONYA BRANCO Quebec, Canada

Executive Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller (2011-2016), and Director Planning and Forecasting (2008-2011). Ms. Branco is a Chartered Professional Accountant.

CARTER COPELAND Georgia, United States	Senior Vice President, Global Strategy since August 2021, with CAE since 2021; formerly President and co-founder of Melius Research (2017-2021). Mr. Copeland is a Charted Financial Analyst.
HÉLÈNE V. GAGNON Quebec, Canada

Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement since March 2022, with CAE since 2015; formerly Vice President, Public Affairs, Communications, Corporate Social Responsibility and Achieving Excellence System for Bombardier Aerospace (2006-2014).

DANIEL GELSTON Utah, United States

Group President, Defense and Security since August 2020. Formerly President of L3Harris Technologies’ Broadband Communications Systems Sector (2018-2020), President of the Special Security Agreement (SSA) businesses Smiths Detection Inc. (2016-2017) and President (2014-2016) and Senior Vice President (2013-2014) of Cobham Tactical Communications and Surveillance. Mr. Gelston’s military experience includes active and reserve duty from 1998 to 2007 as an Armor and Military Intelligence Officer.

Name and Place of Residence	Position Held Within the Company
PASCAL GRENIER Quebec, Canada

Senior Vice President, Civil Flight Services & Global Manufacturing Operations since October 28, 2021; with CAE since 1996 occupying multiple functions; formerly Senior Vice President, Global Operations, Technologies & Innovation (2017-2021), Vice-President Global Engineering (2016-2017) and Director, Post Delivery Services (2013-2016).

MARK HOUNSELL Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
NICK LEONTIDIS Quebec, Canada

Group President, Civil Aviation since 2013; previously Executive Vice-President, Strategy and Business Development (2009 to 2013), Executive Vice President Sales, Marketing and Business Development - Civil Training and Services (2005-2009).

DAN SHARKEY Ontario, Canada	Senior Vice President, Global Human Resources since February 2015, with CAE since 2015; formerly Senior Human Resources Business Partner in various Bombardier Aerospace divisions (1997-2014).
HEIDI WOOD Florida, United States

Executive Vice President, Business Development & Growth Initiatives since May 2020 and President of Healthcare since September 2020, formerly Senior Vice President of Corporate Strategy and Technology (2016-2019) of L3 Technologies and Senior Vice President, Strategy (2013-2016) of Spirit AeroSystems Inc.

All Directors and Executive Officers as a group (22 persons) owned beneficially or exercised control or direction, directly or indirectly, over 463,851 Common Shares representing 0.14% of the class as at June 14, 2022.
9.2Cease Trade Orders, Bankruptcies, Penalties or Sanctions
According to the information provided to us, none of the Directors or Executive Officers of CAE is at the date of this AIF, or within ten years prior hereto has been, a director, chief executive officer or chief financial officer or, regarding item (iii) below, an executive officer of a company which, while the person was acting in this capacity:
(i)was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)was, after the person ceased to be a director, chief executive officer or chief financial officer, the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days as a result of an event which occurred while the director, chief executive officer or chief financial officer was acting in this capacity; or
(iii)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
10.TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of our common shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.

11.AUDIT COMMITTEE
11.1Charter
The charter of CAE’s Audit Committee is as set out in Schedule B.
11.2Membership
The members of CAE’s Audit Committee are:
–Ms. Marianne Harrison (Chair)
–Mr. Alan N. MacGibbon
–Ms. Mary Lou Maher
–Mr. François Olivier
–General David G. Perkins, USA (Ret.)
–Mr. Michael E. Roach
–Patrick M. Shanahan (joined April 1, 2022)
Each of these members is independent and financially literate.
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison currently serves as President and Chief Executive Officer of John Hancock Life Insurance Company and is also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Alan N. MacGibbon brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a Chartered Professional Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk, KPMG Canada and Global Head of Inclusion and Diversity KPMG International, but also served in various executive and governance roles including Chief Financial Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.
François Olivier has significant experience in driving profitable business growth through M&A and in managing large-scale manufacturing operations, in particular as the former President and Chief Executive Officer of publicly traded company Transcontinental Inc. from 2008 to 2021. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Gen. David G. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during his 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world.

Michael E. Roach served as President and Chief Executive Officer of CGI Group Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.
Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense and as the U.S. Acting Secretary of Defense. Mr. Shanahan has over three decades of experience managing profit and loss for various programs and operations of The Boeing Company. Mr. Shanahan holds a Bachelor of Science degree in mechanical engineering from the University of Washington and two advanced degrees from the Massachusetts Institute of Technology.

11.3Approval of Services
The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE. In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.
Fees Paid by CAE to PwC in FY2022
The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2022 ($ millions)	2021 ($ millions)
1. Audit services	5.8	4.7
2. Audit-related services	0.1	0.8
3. Tax services	0.5	1.0
Total	6.4	6.5

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.
Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
Tax fees are mainly related to tax compliance, tax planning and tax advice.

12.INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP (PwC), a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1. PwC is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PwC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.
13.ADDITIONAL INFORMATION
Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 15, 2022, in connection with CAE's Annual Meeting of Shareholders to be held on August 10, 2022.
Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2022. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE upon request or are available online on SEDAR at www.sedar.com, as well as CAE’s website at www.cae.com.
In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE, the documents specified below:
(a)When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:
(i)one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated by reference;
(ii)one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;
(iii)one copy of the Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and
(iv)one copy of any other documents which are incorporated by reference into a short form prospectus and are not required to be provided under (i) to (iii) above; or
(b)At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY

For the purposes of this Annual Information Form, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. The following other defined terms have the meanings set out below:

“AAM” means Advanced Air Mobility
“AI” means artificial intelligence
“AIAC” means Aerospace Industries Association of Canada
“AIF” means the Annual Information Form
“AirCentre” means Sabre’s AirCentre airline operations portfolio
“Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2022
“Board” means the Board of Directors of CAE Inc.
“CAE” means CAE Inc. and where applicable, its subsidiaries
“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations
“CBCA” means the Canada Business Corporations Act
“CCC” means Climate Change Committee
“CDP” means Carbon Disclosure Project
“CEWS” means Canada Emergency Wage Subsidy
“Civil” means Civil Aviation segment
“Company” means CAE Inc. and where applicable, its subsidiaries
“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2022 and the notes thereto
“CSR” means corporate social responsibility
“DE&I” means diversity, equity and inclusion
“Defense” means Defense and Security segment
“DISR” means U.S. DoD Information Technology Standards Registry
“DoD” means U.S. Department of Defense
“ESG” means environmental, social and governance
“eVTOL” means Electric Vertical Takeoff and Landing

“Executive Officers” means executive officers of CAE
“FSC” means Flight Simulation Company B.V.
“FY2020” means fiscal 2020, which refers to the period from April 1, 2019 to March 31, 2020
“FY2021” means fiscal 2021, which refers to the period from April 1, 2020 to March 31, 2021
“FY2022” means fiscal 2022, which refers to the period from April 1, 2021 to March 31, 2022
“GRI” means the Global Reporting Initiative
“Healthcare” means the Healthcare segment
“IFTS” means International Flight Training School
“I/ITSEC” means Interservice/Industry Training, Simulation, and Education Conference
“L3H MT” L3 Harris Technologies’ Military Training business
“MD&A” means CAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
“Meeting” means CAE’s Annual Meeting of Shareholders to be held on August 10, 2022
“Merlot” means Merlot Aero Limited
“MR” means mixed reality
“MRO” means maintenance repair and overhaul organizations
“NCIB” means normal course issuer bid
“NYSE” means the New York Stock Exchange
“OEM” means the original equipment manufacturer
“OGC” means Open Geospatial Consortium
“PCAOB” means Public Company Accounting Oversight Board (United States)
“Pelesys” means Pelesys Learning Systems Inc.
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PwC” means PricewaterhouseCoopers LLP
“R&D” means research and development
“RBCCM” means RBC Capital Markets
“RECs” means Renewable Energy Certificates
“RPK” means revenue passenger kilometers
“SASB standards” means Sustainability Accounting Standards Board

“SDGs” means United Nations Sustainable Development Goals
“TCFD” means Taskforce on Climate-related Financial Disclosures
“TRADOC” means United States Army Training and Doctrine Command
“TRU Canada” means TRU Simulation + Training Canada Inc.
“TSX” means the Toronto Stock Exchange
“USD” means United States dollars
“VR” means Virtual Reality

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS
Set forth below are the names of all the direct and indirect subsidiaries and other investments of CAE as at March 31, 2022. Please note that all entities are wholly owned, except as mentioned.

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Canada

9595058 Canada Inc.	Canada
CAE BC ULC	British Columbia
CAE Digital Inc.	Canada
CAE Healthcare Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Military Aviation Training Inc.	Canada
CAE Simulator Services Inc.	Québec
CAE TSP Inc.	Canada
Medicor Lab Inc.	Quebec
Pelesys Aviation Maintenance Training Inc.	British Columbia
Pelesys Learning Systems Inc	British Columbia
Presagis Canada Inc.	Canada
SKYALYNE Canada Inc. (50%)	Canada
United States
Advanced Medical Technologies, LLC.	Washington
CAE (US) Inc.	Delaware
CAE Civil Aviation Training Solutions Inc.	Florida
CAE Delaware Buyco Inc.	Delaware
CAE Doss Aviation Inc.	Texas
CAE Flight Services USA, Inc.	Delaware
CAE Flight Solutions USA Inc.	Delaware
CAE Healthcare, Inc.	Delaware
CAE North East Training Inc.	Delaware
CAE Oxford Aviation Academy Phoenix Inc.	Arizona
CAE SimuFlite Inc.	Delaware
CAE US Capital LLC	Delaware
CAE US Capital Management LLC	Delaware
CAE US Finance GP LLC	Delaware
CAE US Finance LP1	Delaware
CAE US Management LLC	Delaware
CAE USA Inc.	Delaware
CAE USA Mission Solutions Inc.	Delaware
Embraer CAE Training Services, LLC. (49%)	Delaware

Engenuity Holdings (USA) Inc.	Delaware
Flightline Data Services, Inc.	Georgia
KVDB Flight Training Services, Inc. (49%)	Arizona
Merlot Aero Inc.	Delaware
Oxford Airline Training Center Inc.	Arizona
Parc U.S. Inc.	Delaware
Presagis USA Inc.	California
PTC Solutions JV, LLC (49%)	Wisconsin
Rotorsim USA LLC. (50%)	Delaware
SimCom Holdings Inc. (50%)	Delaware
SimCom Inc. (50%)	Delaware
SimCom International Inc. (50%)	Florida
SkyWarrior Flight Training LLC (37%)	Florida
Xebec Government Services, LLC (49%)	Delaware
Europe
ARGE Rheinmetall Defence Electronics Gmbh/CAE Elektronik GmbH (50%)[2]	Germany
Aviation Personnel Support Services Limited	Ireland
Aviation Training Northeast Asia B.V. (50%)	Netherlands
CAE (UK) plc	United Kingdom
CAE Academia de Aviacion España S.L.	Spain
CAE Aircrew Training Services plc (76.5%)	United Kingdom
CAE Aviation Training B.V.	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V.	Netherlands
CAE Center Brussels N.V.	Belgium
CAE Centre Copenhagen A/S	Denmark
CAE Centre Oslo AS.	Norway
CAE Centre Stockholm AB	Sweden
CAE CFT B.V.	Netherlands
CAE CFT Holdings B.V.	Netherlands
CAE Engineering Korlátolt Felelősségű Társaság	Hungary
CAE Flight Services Austria GmbH	Austria
CAE Flight Services Poland Sp z.o.o.	Poland
CAE France SAS	France
CAE Global Academy Évora, SA.	Portugal
CAE GmbH	Germany
CAE Healthcare GmbH	Germany
CAE Healthcare KFT	Hungary
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE Investments SARL	Luxembourg
CAE Luxembourg Acquisition SARL	Luxembourg
CAE Management Hungary Korlátolt Felelősségű Társaság	Hungary

CAE Oslo-Aviation Academy AS	Norway
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands
CAE Parc Aviation Jersey Limited	Jersey
CAE Services GmbH	Germany
CAE Services Italia, S.r.l.	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE STS Limited	United Kingdom
CAE Training & Services Brussels NV	Belgium
CAE Training & Services Netherlands B.V.	Netherlands
CAE Training & Services UK Ltd.	United Kingdom
CAE Training Norway AS	Norway
CAE Verwaltungsgesellschaft mbH	Germany
CVS Leasing Limited (13.39%)	United Kingdom
ETOPS (AS) UK Limited	United Kingdom
ETOPS SAS	France
Eurofighter Simulation Systems GmbH (12%)	Germany
Flight Training Alliance GmbH (50%)	Germany
GCAT Flight Academy Germany GmbH	Germany
GCAT Flight Academy Malta Limited	Malta
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
iRIS Health Solutions Limited	United Kingdom
Leonardo CAE Advanced Jet Training S.r.l. (50%)	Italy
Oxford Aviation Academy (Oxford) Limited	United Kingdom
Oxford Aviation Academy Europe AB	Sweden
Oxford Aviation Academy European Holdings AB	Sweden
Oxford Aviation Academy Finance Limited	Ireland
Oxford Aviation Academy Ireland Holdings Limited	Ireland
Oxford Aviation Academy Norway Holdings AS	Norway
Parc Aviation (UK) Limited	United Kingdom
Parc Aviation Engineering Services Limited	Ireland
Parc Aviation International Limited	Ireland
Parc Aviation Limited	Ireland
Parc Aviation Services Limited	Isle of Man
Parc Interim Limited	Ireland
Parc Selection Limited	Isle of Man
Presagis Europe (S.A.S.)	France
RosterBuster B.V.	Netherlands
Rotorsim s.r.l. (50%)	Italy
CAE Flight Services Sweden AB (previously named Sabre Rocade AB)	Sweden
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Sim-Industries Production B.V.	Netherlands
Simubel NV (a CAE Training Center)	Belgium

SIV Ops Training, S.L. (80%)	Spain
TRU Flight Training Iceland ehf (33.34%)	Iceland

Other
CAE Aircraft Maintenance Pty Ltd. (50%)	Australia
CAE Australia Pty Ltd	Australia
CAE Aviation Services Pte Ltd.	Singapore
CAE Aviation Training Chile Limitada[3]	Chile
CAE Aviation Training International Ltd.	Mauritius
CAE Aviation Training Peru S.A.	Peru
CAE Bangkok Co., Limited	Thailand
CAE Brunei Multi-Purpose Training Center SDN BHD (60%)	Brunei
CAE Centre Hong Kong Limited	China
CAE CFT Korea Ltd.	Korea
CAE China Support Services Company Limited	China
CAE Colombia Flight Training S.A.S.	Colombia
CAE Defence Solutions Middle East LLC (50%)	Qatar
CAE El Salvador Flight Training S.A. de C.V.	El Salvador
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight and Simulation Services Korea Ltd. (50%)	Korea
CAE Flight Training (India) Private Limited (100%)	India
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico
CAE Kuala Lumpur Sdn. Bhd. (100%)	Malaysia
CAE India Private Limited	India
CAE Integrated Enterprise Solutions Australia Pty Ltd	Australia
CAE Japan Flight Training Inc.	Japan
CAE Maritime Middle East LLC (49%)	UAE
CAE Melbourne Flight Training Pty Ltd. (50%)	Australia
CAE Middle East L.L.C. (49%)	UAE
CAE Middle East Holdings Limited (50%)	UAE
CAE Middle East Pilot Services L.L.C. (49%)	UAE
CAE New Zealand Pty Limited	New Zealand
CAE Shanghai Company, Limited	Shanghai
CAE Simulation Technologies Private Limited	India
CAE Simulation Training Private Limited (50%)	India
CAE Singapore (S.E.A.) Pte Ltd.	Singapore
CAE South America Flight Training do Brasil Ltda	Brazil
CAE Vietnam Limited Liability Company	Vietnam
CAE-GAH Aviation Technology Services Co. Ltd.	China
CAE-LIDER Training Do Brasil Ltda. (50%)	Brazil
China Southern West Australia Flying College Pty Ltd (14.26%)	Australia
Emirates-CAE Flight Training (L.L.C.) (49%)	Dubai
ETOPS Aviation Services Malaysia Sdn Bhd	Malaysia
Flight Training Device (Mauritius) Limited	Mauritius

HATSOFF Helicopter Training Private Limited (50%)	India
International Flight School (Mauritius) Ltd.	Mauritius
JAL CAE Flight Training Co., Ltd. (50%)	Japan
Merlot Aero International Limited	New Zealand
Merlot Aero Limited	New Zealand
Merlot Aero Ventures Limited	New Zealand
National Flying Training Institute Private Limited (51%)	India
Oxford Aviation Academy (Australia) Pty Ltd. (50%)	Australia
Oxford Aviation Academy Holdings Pty Ltd. (50%)	Australia
Parc Aviation Japan Limited	Japan
Pegasus Uçus Egitim Merkezi A.S	Turkey
Philippine Academy for Aviation Training, Inc. (40%)	Philippines
RB Aero Development Services India Private Limited	India
Sabena Flight Academy – Africa (34%)	Cameroun
SIM-Industries Brasil Administração de Centros de Treinamento Ltda	Brasil
Simulator Servicios Mexico, S.A. de C.V.	Mexico
Singapore CAE Flight Training Pte Ltd.	Singapore
Soralay S.A.	Uruguay

INACTIVE

Name of Subsidiary or other investment	Jurisdiction of Incorporation
CAE Crewing Services Limited	Ireland
CAE Screenplates SA	France
Invertron Simulators plc	United Kingdom
Parc Aviation Training Limited	Ireland
Xtend Inc.	Utah

DISCONTINUED

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Asian Aviation Centre of Excellence (Singapore) Pte Ltd. (50%)	Singapore
CAE Beteiligungsgesellschaft mbH	Germany
CAE Machinery Ltd.	British Columbia
CAE Railway Ltd.	Canada
CAE Services (Canada) Inc.	Canada
CAE Training Aircraft B.V.	Netherlands
CAE Wood Products G.P.[1]	Québec
Flight Simulation Company Korlátolt Felelősségű Társaság	Hungary
Logitude OY	Finland
Notes 1; 2; 3 refer to a partnership.

SCHEDULE B – AUDIT COMMITTEE CHARTER
CAE INC.
MEMBERSHIP AND RESPONSIBILITIES OF
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.GENERAL RESPONSIBILITIES

1.1The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.

1.2The Committee shall consist of three to five directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. At least one member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

1.3The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.

1.4A majority of members of the Committee shall constitute a quorum.

1.5The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.
2.REVIEW OF AUDITED FINANCIAL STATEMENTS

2.1Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

a)Review the appropriateness of the financial statements and any changes to the underlying accounting principles and practices;

b)Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;

c)Review quarterly IT and Cyber-Security risks and elements impacting controls.

d)Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;

e)Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;

f)Approve the audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;

g)Approve the annual audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and

h)Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes.

3.ENGAGEMENT OF EXTERNAL AUDITORS

3.1Recommend to the Board of Directors the appointment of the external independent auditors.

3.2Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for its approval the auditors’ fees for the annual audit. The Committee shall:

a)Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;
b)Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services. Determine the envelope for the auditors preapproved services, including as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of the pre-approved services, if any;
c)Receipt of a written statement, at least annually, from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;
d)Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and
e)Review periodically (at least every second year) and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.

4.REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

4.1Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.
4.2Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.
4.3Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.

4.4Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, including future regulations and accounting standards, (ii) alternative accounting treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.
4.5Meet to review and discuss with the external auditors the annual audited financial statements and quarterly financial statements, including disclosures in management discussion and analysis.

4.6Meet separately, quarterly, with the external auditors (including the engagement partner).

4.7Make specific and direct inquiry of the external auditors’ work relating to:

a)Performance of management involved in the preparation of financial statements;

b)Any restrictions on the scope of audit work;

c)The level of cooperation received in the performance of the audit;

d)The effectiveness of the work of internal audit;

e)Any unresolved material differences of opinion or disputes between management and the external auditors;

f)Any transactions or activities which may be illegal or unethical; and

g)Independence of the external auditors, including the nature and fees of nonaudit services performed by the external audit firm and its affiliates.

4.8Provide evaluation and regular feedback to the external auditors.

4.9Conduct an annual performance assessment of the external auditors.

5.REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

5.1Review and approve the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit resources/organization and any significant changes during the year

5.2Review the annual internal audit department budget.

5.3Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.

5.4Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.
5.5Meet separately, regularly, with the Director of Internal Audit.

5.6Make specific and direct inquiry of the internal auditors’ work relating to:

a)Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;

b)The level of independence of internal audit; and

c)Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

5.7Concurrent with the review of the annual Internal Audit Plan, discuss goals, evaluate the performance and review remuneration of the Director of Internal Audit.

5.8Oversee at least once every five years an external review of the internal audit function and annual internal quality self-assessment program of the function.

6.REVIEW AND DISCUSSION WITH MANAGEMENT

6.1Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).

6.2Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements. Such revision should also include:
a)Review with management the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company; and

b)Review and approve all related-party transactions with organizations determined as related from associations with Directors and Officers.

6.3Discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).
6.4Review quarterly with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators.
6.5Review, and have specific oversight responsibility for, CAE’s:
a)Enterprise risk management policy framework;
b)Risk management activities for M&A integration and program execution;

c)Global Insurance Coverage (including the Director & Officer Plan).

6.6Review at least annually with management:

a)Capital structure and Treasury appropriateness and efficiency; and

b)Tax compliance.

7.REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE

7.1On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

7.2Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.

8.REVIEW OF PUBLIC DISCLOSURE DOCUMENTS

8.1Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release.

8.2Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.

8.3Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.

8.4Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

8.5Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents.

8.6Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from financial statements.

9.LEGAL AND COMPLIANCE

9.1Review, with the Company’s General Counsel, legal and compliance matters that could have a significant impact on the Company’s financial statements.

10.HANDLING OF COMPLAINTS

10.1Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

11.ANNUAL REVIEW

11.1Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes.

11.2Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.

12.ORIENTATION AND CONTINUING EDUCATION

12.1Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.

13.OTHER RESPONSIBILITIES

13.1The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

14.MEETINGS

14.1The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

15.ENGAGEMENT OF PROFESSIONAL SERVICES

15.1The Committee is authorized to engage independent counsel, and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

Last updated on February 10, 2022